October 11, 2011

Via EDGAR Transmission

Mr. Christian Windsor
Special Counsel
United States
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Park National Corporation
Form 10-K for the Year Ended December 31, 2010
Filed February 28, 2011
Form 10-Q for the Quarter Ended June 30, 2011
Filed August 15, 2011
File No. 001-13006

Dear Mr. Windsor:

We have reviewed the comments of the Securities and Exchange Commission (the “Commission”) provided in your letter dated September 29, 2011, related to the Form 10-K of Park National Corporation (“Park”, the “Company” “we” or “our”) for the year ended December 31, 2010 (the “2010 Form-10-K”) and the Form 10-Q of Park for the quarterly period ended June 30, 2011 (the “June 30, 2011 Form 10-Q”).

Form 10-K for the Year Ended December 31, 2010

General Comments

1.
We note that you disclose in your Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, that you intend to file an amended 10-K because you have now determined that there was a material deficiency in your internal controls over financial reporting.  Given the impact that this determination has over not only your controls and procedures disclosure required by Item 9A of Form 10-K, but also on Management’s Report on Internal Controls as well as Crow Horvath’s report, please provide us with your analysis supporting your conclusion that an Item 4.02 8-K was not required.

Management Response

Park’s management used the following reasoning to conclude that filing a Form 8-K for Item 4.02 was not required.

•
Except as noted in the immediately following bullet, a registrant is permitted to disclose information which may be required to be disclosed in a report on Form 8-K in its periodic report (Form 10-Q) rather than filing a separate Form 8-K, if the event to be disclosed occurs within four business days before a registrant’s filing of a periodic report.

On August 9, 2011, Park’s management, in discussion with the Audit Committee of Park’s Board of Directors, concluded that the event requiring disclosure (management’s conclusion that a material weakness in internal control over financial reporting existed as of December 31, 2010) occurred, which was within four business days of the filing of our June 30, 2011 Form 10-Q.

•	However, all Item 4.02 events must be reported on a Form 8-K, rather than in a periodic report. Item 4.02 deals with “Non-Reliance on Previously Issued Financial Statements or a Related Audit Report.”

Park’s management concluded that because none of the numbers or other disclosure included in Park’s December 31, 2010 financial statements (incorporated by reference in the 2010 Form 10-K from Park’s 2010 Annual Report) was changing, that an Item 4.02 Form 8-K was not required.

The audit report issued by Crowe Horwath, LLP (Crowe Horwath) was going to change due to the fact that it addressed not only Crowe Horwath’s audit of Park’s financial statements but also Crowe Horwath’s audit of Park’s internal control over financial reporting.  However, only the portion of the audit report governing the audit of Park’s internal control over financial reporting was to be modified and no longer relied upon as a result of the conclusion that a material weakness in internal control over financial reporting existed as of December 31, 2010.

Specifically, the section of Crowe Horwath’s audit report that provides the opinion on the financial statements would remain the same: “In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Park National Corporation as of December 31, 2010 and 2009 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.”

On October 11, 2011, Park filed the amended Form 10-K/A.  In this filing, Management’s Report on Internal Control Over Financial Reporting was changed to discuss the material weakness in internal control.  Additionally, Crowe Horwath’s Report of Independent Registered Public Accounting Firm was changed to note the material weakness in internal control. No changes were made to Crowe Horwath’s audit opinion regarding Park’s consolidated financial statements covered by the 2010 Form 10-K.

Management’s Discussion and Analysis – Incorporated from the Financial Review Section of the Company’s Annual Report filed as Exhibit 13

2.
Given the extensive impact of the performance of Vision and the impact of the credit problems with loans originated by Vision on your financial results, revise future filings to discuss all material steps taken by Management to remediate the problems at Vision.  Also, include management’s view of how long Vision’s results will continue to drag down overall company performance.  Please refer to Item 303(a) of Regulation S-K, including Instruction 3 to Item 303 (a).

Management Response

Park will expand the disclosure in future filings in Management’s Discussion and Analysis section to detail management’s actions to date to remediate the problems at Vision Bank.  We will also add additional disclosure on economic activity in the market area in which Vision Bank operates and provide management’s latest thoughts and projections on the future financial performance of Vision Bank.

Executive Compensation – Incorporated from Definitive Proxy Statement on Schedule 14A filed March 14, 2011

Compensation Discussion and Analysis

Executive Summary, page 34

3.
We note that your Compensation Discussion and Analysis section includes only one named executive officer aside from the PEO and PFO.  We also note that your proxy statement lists only three executive officers.  Please tell us, with a view toward disclosure, how you determined which persons are designated as executive officers of your company, as defined by Rule 3b-7 and please explain why you have included compensation information for only one executive officer other than the PEO and PFO.  Refer to Item 402(a)(3)(iii) of Regulation S-K.

Management Response

The Board of Directors of Park has elected four officers:  (a) C. Daniel DeLawder, Chief Executive Officer (who also serves as Chairman of the Board); (b) David L. Trautman, President and Secretary; (c) John W. Kozak, Chief Financial Officer; and (d) Brady T. Burt, Chief Accounting Officer.  As disclosed under the caption “EXECUTIVE OFFICERS” on pages 31 and 32 of Park’s definitive Proxy Statement filed on March 14, 2011, only Messrs. DeLawder, Trautman and Kozak have been elected by Park’s Board of Directors to serve in the capacity of an executive officer.  These three individuals are the only persons who have been given the authority to perform policy-making functions for Park.

We are aware that under the definition of “executive officer” as set forth in Rule 3b-7 under the Securities Exchange Act of 1934 (the “Exchange Act”), executive officers of subsidiaries of a registrant may be deemed executive officers of the registrant if they perform policy-making functions for the registrant.  At the present time, the only executive officers of any subsidiary of Park who perform policy-making functions for Park are Messrs. DeLawder (who also serves as Chairman of the Board and Chief Executive Officer of The Park National Bank, Park’s national bank subsidiary (“PNB”)), Trautman (who also serves as President of PNB) and Kozak (who also serves as Senior Vice President and Chief Financial Officer of PNB).  While other individuals may serve as an executive officer of one of Park’s subsidiaries, the roles and responsibilities of these other individuals are limited and dedicated to the respective entities for which they serve as executive officers.  They do not hold positions whereby they may be deemed to have been given the authority to perform, or to be performing, policy-making functions for either Park itself or the organization as a whole.

We wish to note for the benefit of the Commission that Mr. Burt is an “officer” for purposes of Rule 16a-1(f) under the Exchange Act due to his service as the principal accounting officer of Park — one of the positions which falls within the scope of the definition of an “officer” without requiring that the person holding that position also perform policy-making functions.  Mr. Burt does not perform policy-making functions for Park and, thus, has not been elected by the Park Board of Directors to serve in an executive officer capacity.

Since Park’s Board of Directors has only elected three individuals as executive officers — Messrs. DeLawder, Trautman and Kozak — these three individuals are the only persons for whom compensation information has been provided as contemplated by Item 402(a)(3)(iii) of Regulation S-K.

Factors Influencing Compensation in 2010, page 38

4.
We note your disclosure on page 39 that pursuant to the Interim Final Rule, you are prohibited from paying and accruing any bonuses, retention awards or incentive compensation to or on behalf of your NEOs.  We note also that you have increased the base salaries of the NEOs to supplement the incentive compensation that they may have received if not for the restrictions of the Interim Final Rule.  Please tell us, with a view toward disclosure, how the Committee concluded that this practice does not conflict with the restrictions put in place by the Interim Final Rule.  Please also tell us whether the Compensation Committee considered your total cash compensation levels in comparison to the compensation levels of the members of your peer group that are participants in the Capital Purchase Program.  Finally, please note the reasons noted by the Compensation Committee in determining to provide increases in salary that directly reflect the decrease in incentive compensation mandated by the Interim Final Rule.

Management Response

Park’s management has split the above comment into three sections to provide clarity to our response.

We note your disclosure on page 39 that pursuant to the Interim Final Rule, you are prohibited from paying and accruing any bonuses, retention awards or incentive compensation to or on behalf of your NEOs. We note also that you have increased the base salaries of the NEOs to supplement the incentive compensation that they may have received if not for the restrictions of the Interim Final Rule.  Please tell us, with a view toward disclosure, how the Committee concluded that this practice does not conflict with the restrictions put in place by the Interim Final Rule.

The Interim Final Rule prohibits Park from delivering any portion of the NEOs’ compensation in the form of “bonus” compensation, defined by the Interim Final Rule to mean any compensation payable at other than a fixed or periodic rate, subject to limited exceptions.

The Interim Final Rule permits Park to provide the NEOs with “long-term restricted stock” (i.e., restricted stock subject to two-year cliff vesting, limited to one-third of an NEO’s total compensation and subject to additional restrictions on transfer) or “salary stock” (i.e., fully vested shares payable in lieu of or in addition to base salary).

Park’s existing equity-based compensation program, the Park National Corporation 2005 Incentive Stock Option Plan, permits Park only to grant awards of stock options, and does not permit Park to provide NEOs with either long-term restricted stock or salary stock.   As such, under the Interim Final Rule, the Committee’s only means to reward the NEOs is through the payment of base salary.

In light of these limitations, the Committee elected to maintain the total cash compensation paid to its NEOs during 2010 at the same levels paid in 2008 and 2007, but have this amount paid exclusively in the form of base salary.  The Committee believes that the increases to the NEOs’ base salaries is consistent with the limitations of the Interim Final Rule and that the total amount of compensation, whether payable in the form of base salary (as in 2010) or a combination of base salary and bonus (as in 2008 and 2007), is reasonable.

Based on the information available in early 2010 of pay programs of other bank holding companies subject to the Interim Final Rule’s bonus prohibition, the Committee reviewed the responses to the Interim Final Rule’s bonus prohibition by the 15 bank holding companies, including three members of Park’s Midwestern Regional Peer Group (Flagstar Bancorp, National Penn Bancshares and Susquehanna Bancshares), that had disclosed their response at this time.  The Committee found that these bank holding companies had increased the base salaries of their Chief Executive Officer, Chief Financial Officer and Chief Operating Officer by between 2.5 to 3 times the level of the prior year’s base salaries.

The increased base salaries equaled roughly 125% of these executives’ prior target cash compensation (salary and target bonus) or nearly 75% of their prior total compensation (salary, target bonus and estimated value of long-term or stock incentives).  Roughly one-half of the increased base salaries was paid in cash, with the remainder paid in the form of salary stock.  Finally, 40% of these bank holding companies also awarded long-term restricted stock equal to 30% of these executives’ total compensation.  Due to Park’s inability to award long-term restricted stock or salary stock, the decision to increase the NEOs’ base salaries was consistent with the nature of the response of these other bank holding companies to the Interim Final Rule’s bonus prohibition.  In addition, the amount by which the NEOs’ base salaries was increased was less than the amount by which the other bank holding companies had increased the base salaries of their executives, based on the information the Committee had in early 2010 when it reviewed and made decisions regarding the NEOs’ compensation.

In light of the foregoing, and considering the limitations of both the Interim Final Rule and Park’s existing equity-based compensation program, the Committee believed that its approach to increase base salaries during 2010 was consistent with the limitations imposed by the Interim Final Rule, remained conservative relative to the practices of other bank holding companies subject to the Interim Final Rule’s bonus prohibition for which information was available at the time the Committee reviewed and made decisions regarding the NEOs’ compensation, utilized the vehicles available to Park to compensate the NEOs and provided total compensation equal in value to the levels of the past several years despite Park’s improved performance, which warranted increases in total compensation.  For these reasons, the Committee did not believe its actions were in conflict with the Interim Final Rule.   Because the Committee believed that the total compensation payable to the NEOs during 2010 was reasonable, the Committee did not change the amount payable to the NEOs for 2011.

Please also tell us whether the Compensation Committee considered your total cash compensation levels in comparison to the compensation levels of the members of your peer group that are participants in the Capital Purchase Program.

In establishing pay for 2010, the Committee sought to understand how other bank holding companies across the country established their pay in light of the Interim Final Rule’s bonus prohibition.  At the time the Committee was reviewing and making decisions regarding the NEOs’ compensation in early 2010, 15 bank holding companies subject to the Interim Final Rule’s bonus prohibition had reported their pay changes, including three bank holding companies in Park’s Midwest Regional Peer Group (Flagstar Bancorp, National Penn Bancshares and Susquehanna Bancshares).  The Committee’s analysis focused on how these bank holding companies structured their pay programs following the Interim Final Rule and not the actual levels of pay these institutions paid.  Thus, the Committee did not directly compare Park’s pay to the pay levels of peer banks subject to the Interim Final Rule’s bonus prohibition.

Finally, please note the reasons noted by the Compensation Committee in determining to provide increases in salary that directly reflect the decrease in incentive compensation mandated by the Interim Final Rule.

The amount by which the Committee increased the NEOs’ base salaries did not directly reflect the decrease in incentive compensation mandated by the Interim Final Rule.

While the base salaries of Park’s NEOs in 2010 equaled the total cash compensation paid to the NEOs in respect of 2008 and 2007, the increases in base salaries represented an amount less than what the NEOs could have earned had the NEOs been eligible to participate in Park’s incentive compensation program in respect of the twelve-month period ended September 30, 2010 under Park’s then-existing incentive compensation program.

For 2010, Park’s incentive compensation program involved the creation of an incentive compensation pool in an amount which was based on the extent by which Park’s return on equity exceeded the average return on equity for the same period of a peer group consisting of all bank holding companies with assets between $3 billion and $10 billion.  The amount of the incentive compensation pool is intended to provide officers with total compensation that is proportionate to Park’s performance compared to this peer group (e.g., if Park performs in the 80th percentile of the peer group, total cash compensation should be approximately at the 80th percentile).

For the twelve months ended September 30, 2010, Park’s return on equity equaled the 75th percentile of its peer group, a level of performance that would have supported total compensation levels equal to the 75th percentile of the peer group.  Based on this level of performance, the amount of incentive compensation payable to the NEOs would have resulted in significantly higher total pay levels for the NEOs.  However, the Committee elected to maintain NEO compensation for 2010 at approximately the median level of the peer group. The Committee believed this decrease in pay was consistent with the intent of the Interim Final Rule, despite the increase in base salaries.

Park’s results for the twelve-months ended December 31, 2010 and 2009 continued to significantly exceed the peer median of the Midwest Regional Peer Group and the $3 to $10 billion Peer Group as shown below:

	2010			2009
		Midwest	$3 to $10		Midwest	$3 to $10
	Park	Peers	Billion Peers	Park	Peers	Billion Peers
Return on Average Assets	.97%	.42%	.29%	.97%	.09%	(.18)%
Return on Average Common Equity	10.53%	3.82%	1.58%	11.81%	(.24)%	(2.42)%

Form 10-Q for the Quarter Ended June 30, 2011

Item 2- Management’s Discussion and Analysis, page 25

5.
We note that you substantially increased your holdings of cash and cash equivalents in the second quarter of 2011 over the second quarter of 2010.  We also note that your net margin declined in 2011 over 2010.  To the extent that you continue to hold a higher percentage of liquid assets in future periods, starting with the September 30, 2011 quarter, please address Management’s reasons for adopting this asset mix, and the impact upon your net interest margin and overall rate of return.

Management Response

Park’s management will expand the discussion in our third quarter Form 10-Q and in future filings, to explain the impact on net interest income and the net interest margin from having a higher percentage of earning assets in investments and money market instruments.  We will include a table in future filings showing the average balance and average yield of each type of interest earning asset for the past several quarters.  Additionally, we will explain why the asset mix has changed, when applicable.

Item 4 – Controls and Procedures

Changes in Internal Control Over Financial Reporting, page 55

6.
We note your disclosure that management determined, after an exit interview with Vision’s regulators, that a significant deficiency identified at December 31, 2010 should have been characterized as a material weakness in your internal control over financial reporting disclosure.  Please tell us, with a view toward disclosure, whether the revelation that your review process with regard to your internal controls and disclosure controls failed to accurately evaluate the deficiency at Vision caused you to reevaluate the overall effectiveness of your review program and the quality of your effectiveness and deficiency determinations.  Also, please explain what steps, if any, management has taken, and will take, in order to ensure that your internal control over financial reporting and disclosure controls and procedures are effective going forward.

Management Response

As disclosed in the June 30, 2011 Form 10-Q, as a result of the preliminary examination findings from the FDIC and Florida OFR, Park’s management initiated a thorough review of guarantor support underlying impaired loans at Vision Bank.  This in depth review caused management to review the calculations of collateral supporting the fair value calculations of both collateral dependent and non-collateral dependent loans.

As of December 31, 2010, for both collateral dependent impaired commercial loans and other real estate owned, management sometimes utilized the work of a third-party contractor (who was not a licensed appraiser) when calculating the fair values of the collateral at Vision Bank. Management did not have sufficient documentation to support the estimates of this third-party contractor. In addition, management had relied on internal estimates of collateral value when calculating specific reserves for impaired loans at Vision Bank, when, at times, such estimates were more than one year old.  Economic conditions in the Vision Bank marketplace had changed significantly over the last few years, causing these estimates to be stale.  As we stated in our Form 10-Q for June 30, 2011, at first, management believed this deficiency to be a significant deficiency.  Upon management’s look back at this during the third quarter, this deficiency should have been characterized as a material weakness as of December 31, 2010.

The Commission raised the following comment specific to management’s review process for evaluating deficiencies:

Please tell us, with a view toward disclosure, whether the revelation that your review process with regard to your internal controls and disclosure controls failed to accurately evaluate the deficiency at Vision caused you to reevaluate the overall effectiveness of your review program and the quality of your effectiveness and deficiency determinations.

In management’s judgment, the identified deficiency at Vision Bank was subjected to a rigorous analysis based on information available at the time of the filing of the Company’s Annual Report on Form 10-K that quantified the potential error associated with the deficiency.  Based on this analysis, management concluded the deficiency was accurately characterized as a significant deficiency.  New information about collateral values became available in the 2011 third quarter that suggested the potential error was greater than the quantified potential error in our original conclusion.  Management believes its deficiency review program is effective.  The changing conclusion in this case was the result of inputs that are somewhat subjective and subject to change.   Management believes there was a reasonable basis for the initial conclusion but the evidence provided by the information obtained subsequently was more compelling than the basis for the initial conclusion.

Vision Bank’s credit environment and the nature of the borrowers and guarantors are very unique to Park National Corporation and are unlike anything we have experienced with our Ohio operations.  The benefit of the look back exercise we mentioned above required management to go back and review the fair values as of December 31, 2010.  In addition, management reviewed appraisals received during 2011, which were utilized in the look back analysis to estimate values of properties as of December 31, 2010.  As a result of this subsequent review, the potential error was quantified and deemed immaterial by management, based on quantitative and qualitative factors; however, management determined that there was the potential for a material misstatement as of December 31, 2010.  Therefore, the deficiency was modified from a significant deficiency to a material weakness.  Management believes the overall program for the evaluation of deficiencies is adequate.

Management’s process of assessing deficiency determinations is comprehensive and involves several parties each quarter. Park’s Independent Accountants and Internal Audit department discuss the deficiency determinations by management and those conclusions are then discussed further with Park’s Audit Committee.

Management has taken the following steps to improve the internal control environment and remedy the material weakness throughout the first nine months of 2011:

•
Management has discontinued the use of value-related information received from the aforementioned third-party contractor, who is not a licensed appraiser.  While management continues to consult with this third-party contractor on the current status of loan workouts and progress related to the pursuit of legally bound borrowers and guarantors, management no longer utilizes the third-party contractor’s estimates of value to determine the specific reserves that should be established on impaired loans.

•
Management has discontinued the use of information received from the third-party contractor to value OREO properties.  Currently, OREO properties are valued based on appraisals prepared by external licensed appraisers. These appraisals are no more than 12 months old.

•
Management has discontinued the use of retail lot values (discounted by management’s standard bulk sale discount) on lot development projects and is now utilizing the bulk sale value provided by external licensed appraisers, which in certain cases applies a larger discount.

•
In addition to the real estate appraisal policy in place as of December 31, 2010, management has enhanced its commercial loan policy to formalize the requirements for the frequency and dollar threshold for which updated real estate appraisals are to be obtained from qualified licensed appraisers with respect to impaired loans and OREO properties.  This enhancement to the commercial loan policy also discusses those situations where internally prepared valuations (“IPV”) are considered appropriate, the documentation that should accompany IPVs and the frequency of evaluating the accuracy of the assumptions and data used in the IPV estimates.

In responding to the Commission’s comments, management of Park acknowledges the following:
•	Park’s management is responsible for the adequacy and accuracy of the disclosures in Park’s filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	Park may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Park takes very seriously our responsibility to provide complete and accurate disclosures to the users of the information included in our filings.

If you have any questions about any of our responses, please contact me at (740) 349-3792.

Sincerely,

/s/ John W. Kozak
John W. Kozak
CFO